IC One

                205 WEST 700 SOUTH,  SUITE 200 o SALT LAKE CITY UTAH  84101-2736
                                                  801-355-0066, FAX 801-355-6633

To: David Asay

From: Skip Bennett and David Simon

Sub: IC One/IBM Partnership

         We appreciate IBM's patience and understanding in working with IC One as to the payment agreed. We feel funding is imminent, but the immediate payable of 2.17 million dollars due to IBM has negatively impacted our ability to secure the necessary financing to allow IC One and IBM to move forward in a Smart Card partnership.

         Therefore, we propose the following arrangement to guarantee payment:

         1. IC One will place in escrow 1,400,000 shares of IC One restricted public stock (SCTN), currently valued at over 7 million dollars.
         2.  IC One will pay $500,000 to IBM at the earlier of:
                a)  upon receipt of adequate investor funding
                b) upon receipt of adequate revenues from Smart Card sales or transaction fees
                c)  30 days after signing the document
         3. Thereafter, IC One will make 5 payments of $300,000 and one payment of $170,000 to IBM at the earlier of:
                a)  upon receipt of adequate investor funding
                b) upon receipt of adequate revenues from Smart Carol sales or transaction fees
                c)  30 days after the previous payment
         4. If IC One is unable to make any payment on time, IBM will have the option to either:
                a)  extended the time allowed for receipt of payment
                b) demand release from the escrow account to IBM of an amount of IC One stock equal to three times the overdue payment, in lieu of the payment

         We feel this arrangement will have the following advantages:

         1. Reduce the amount of immediate payables due on the books of IC One, thereby facilitating our ability to secure investor funding.
         2. Give IBM the option to obtain an equity position in IC One at an extremely favorable rate of investment.

                                                                          IC One

                205 WEST 700 SOUTH,  SUITE 200 o SALT LAKE CITY UTAH  84101-2736
                                                  801-355-0066, FAX 801-355-6633


         3. Remove the barriers to establishing the IC One/BM Smart Card partnership that is currently impeding market entry by both companies.

         Upon your acceptance of this arrangement, we would like to immediately begin the process of developing and arranging the details of our partnership, including:

         1. Reciprocal licensing agreements
         2. Vertical/geographical market determination
         3. Levels of exclusivity within each vertical/geographic market
         4. Resource contributions within each market by each partner
         5. Development/rollout strategies
         6. Development/rollout lout schedules
         7. Joint marketing plan
         8. Revenue sharing arrangements
         9. PR/News release strategy and planning
         10. Branding strategies

         We feel this arrangement will remove a major stumbling block for both of our organizations, David, and we are anxious to move forward immediately upon receipt or your agreement with the terms and conditions herein.

         Thank you again for your patience and understanding.

Sincerely,

/s/ Skip Bennett                                  /s/ David Simon
--------------------                              ---------------------------
A.D. "Skip" Bennett                               David Simon
IC One Inc.                                       IC One Inc.
President and CEO                                 SVP Technology and Chairman


         I agree to the terms and conditions on behalf of IBM and look forward to a long and mutually beneficial partnership with IC One.

/s/ David Asay
--------------------
David Asay
IBM
Pervasive Computing